Exhibit 99.1

PROPOSED SALE OF RISE (TIANJIN) EDUCATION INFORMATION CONSULTING CO., LTD, RISE EDUCATION INTERNATIONAL LIMITED AND RISE IP (CAYMAN) LIMITED

Dear Shareholders of RISE Education Cayman Ltd:

You are cordially invited to attend an extraordinary general meeting of shareholders of RISE Education Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (“RISE”, the “Company”, “we”, “our” and “us”) to be held on Thursday, December 23, 2021 at 4:00 p.m., Beijing time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. The accompanying notice of the extraordinary general meeting and the proxy statement dated December 6, 2021 provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment thereof.

The notice and the proxy card for the extraordinary general meeting of RISE’s shareholders to be held on Thursday, December 23, 2021, will first be mailed to RISE’s shareholders on or about December 10, 2021.

On December 1, 2021, the Company, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”), Beijing Step Ahead Education Technology Development Co., Ltd. (“VIE”), RISE Education International Limited (“Rise HK”) and Rise IP (Cayman) Limited (“Rise IP”) entered into a purchase agreement (the “WFOE Purchase Agreement”). The Buyer SPV is a newly-formed limited liability company controlled by the buyer consortium consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals. Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer SPV (the “WFOE Sale”), in consideration of the Buyer SPV (i) paying to Rise HK consideration of RMB1, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, without limitation, (i) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP, (ii) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million, and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the WFOE Sale. On December 1, 2021, the Company, Rise Education Cayman I Ltd, a wholly-owned indirect subsidiary of the Company (the “IP Seller”) and Bain Capital Rise Education IV Cayman Limited, a major shareholder of the Company (the “Shareholder”), entered into a share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”). The IP Seller is also the borrower (the “Borrower”) under the Facilities Agreement. Pursuant to the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale. The Sale is conditioned upon receiving approval from RISE’s shareholders.

In connection with the Sale, (i) the Borrower, WFOE, VIE, the Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021; and (ii) the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), to make the settlement payment under the Settlement Agreement, to make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and to pay for certain operating expenses. Please refer to “Proposal One: The Sale—The Settlement Agreement” and “Proposal One: The Sale—The Convertible Loan Deed” of the proxy statement dated December 6, 2021 for details of the Settlement Agreement and the Convertible Loan Deed.

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets.

At the extraordinary general meeting of shareholders, RISE will ask you to consider and vote upon a proposal to approve the Sale. In addition, if there are insufficient proxies received in favor of that proposal prior to any vote being taken thereon, RISE will ask you to consider and vote upon a proposal to adjourn the extraordinary general meeting of shareholders in order to solicit additional proxies.

We encourage you to read the proxy statement dated December 6, 2021 in its entirety because it describes certain terms of the proposed Sale, the consideration to be received by us and certain documents related to the proposed Sale, and provides specific information about the extraordinary general meeting. You may also obtain more information about RISE from documents RISE has filed or furnished with the United States Securities and Exchange Commission (the “SEC”), which are available without charge through the SEC’s website at http://www.sec.gov.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card no later than 10:00 a.m. on December 23, 2021 (Beijing time). Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares (the “Shares”) must act through the depositary of the Company’s ADS program, JP Morgan Chase Bank, N.A.

As the record holder of the Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on December 8, 2021, the ADS record date. The ADS depositary must receive such instructions no later than 12:00 p.m. (New York time) on December 22, 2021.

RISE’s board of directors appreciates your continuing support and urges you to support the Sale pursuant to the Purchase Agreements.

Sincerely,

By Order of the Board of Directors,

/s/ Lihong Wang Chairwoman of the Board and Director
December 6, 2021

Neither the United States Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Purchase Agreements or the transactions contemplated thereby, passed upon the merits or fairness of the Purchase Agreements or the transactions contemplated thereby or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

RISE EDUCATION CAYMAN LTD

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HOLD ON THURSDAY, DECEMBER 23, 2021

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting of the shareholders of RISE Education Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (“RISE”, the “Company”, “we”, “our” and “us”) will be held on Thursday, December 23, 2021 at 4:00 p.m., Beijing time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. At the meeting, you will be asked to consider and vote upon the following resolutions:

Special Resolution

1.	THAT the sale (the “Sale”) of

(i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”) to Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”) (the “WFOE Sale”) in consideration of the Buyer SPV (a) paying to RISE Education International Limited (“Rise HK”) consideration of RMB1, and (b) assuming all liabilities of WFOE and its subsidiaries, as contemplated by and pursuant to the terms and conditions of the purchase agreement (the “WFOE Purchase Agreement”), and

(ii) all of the equity interests in Rise HK and Rise IP (Cayman) Limited (“Rise IP”) to Bain Capital Rise Education IV Cayman Limited (the “Shareholder”) in consideration of the Shareholder (a) paying US$2,500,000 to the Company, for the purposes of paying the lenders in settlement of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000, as contemplated by and pursuant to the terms and conditions of the share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”), and (b) causing Rise HK and/or Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP, be and hereby authorized and approved and the directors of the Company be and are hereby authorized to do all things necessary to give effect to the Purchase Agreements.

Ordinary Resolution

2.

THAT the chairperson of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Purchase Agreements and the transactions contemplated thereby.

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RISE’s board of directors has fixed the close of business in the People’s Republic of China on December 8, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. The notice and the proxy card for the extraordinary general meeting of RISE’s shareholders to be held on December 23, 2021, will first be mailed to RISE’s shareholders on or about December 10, 2021. The proposal to approve the Sale as contemplated by the Purchase Agreements and the proposal to approve the adjournment of the extraordinary general meeting are described in more detail in the proxy statement dated December 6, 2021, which you should read in its entirety before voting.

The approval of the proposal to approve the Sale requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting. The approval of the proposal to approve the adjournment of the extraordinary general meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Your vote is important. Please vote your Shares whether or not you plan to attend the extraordinary general meeting.

Accompanying this notice of extraordinary general meeting is a proxy card. Whether or not you expect to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card. If you fail to return your proxy card by 10:00 a.m. on December 23, 2021, Beijing time, and do not vote in person at the extraordinary general meeting, your votes will not be counted. If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee. If you attend the extraordinary general meeting and vote in person, your vote will revoke any proxy you previously submitted. However, if you hold your Shares through a broker, bank or other nominee, you must provide a legal proxy issued from such broker, bank or nominee in order to vote your Shares in person at the extraordinary general meeting. For specific instructions on voting your Shares, please refer to the voting instructions on the proxy card, the “Questions and Answers about The Extraordinary General Meeting” and “The Extraordinary General Meeting” of the proxy statement dated December 6, 2021. Your Shares will be voted at the extraordinary general meeting in accordance with your proxy.

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